Larry Spirgel, Assistant Director, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

May 23, 2012

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
File No. 1-13202

Dear Mr. Spirgel,

We are writing in response to your letter dated May 11, 2012 relating to our annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”). The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

1. We note your response to comments 1 and 2 in our letter dated April 17, 2012. As previously requested, please disclose the duration of the licensing fees and platform support payments agreements. If the quarterly platform support payment is USD 250 million (approximately EUR 180 million), please disclose this fact. Otherwise, disclose the amount of each quarterly payment over the term of the agreement.

The agreement governing the licensing fees and platform support payments in relation to our use of the Windows Phone smartphone platform is a multi-year agreement in duration. The platform support payments and annual minimum software royalty commitment payments continue for a corresponding period of time and are expected to largely offset one another. As we explained in our reply of April 30, 2012 to the Staff’s comments of April 17, 2012, our view is that the software royalty fees, including annual minimum software royalty commitments, and platform support payments are related transactions. We pay Microsoft a software royalty fee, including annual minimum software royalty commitments, to license the Windows Phone smartphone platform, while Microsoft pays us the platform support payments in recognition of the contributions, such as development and distribution of products and services running on the Windows Phone smartphone platform, which we are providing. We view the platform support payments as a reduction of the Windows Phone -related royalties in our Smart Devices cost of goods sold. Accordingly, we record the net amount of the minimum software royalty fee offset by the platform support payment as royalty expense or a benefit, as the case may be in any given period, in our Smart Devices cost of goods sold. We do not expect this net amount of annual minimum software royalty commitments and platform support payments to have a material effect on our financial performance. As stated in our 2011 20-F at page 90, the total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitments. We will further clarify in our future annual reports on Form 20-F that these respective payments continue for a corresponding period of time and are expected to largely offset one another. Ongoing royalty payments to license the Windows Phone smartphone platform in excess of the annual minimum software royalty commitments and after the duration of the annual minimum software royalty commitments are associated with the performance of our business in relation our Windows Phone —based smartphones.

As the net effect of the licensing fees and platform support payments to our cash flow and financial condition and results of operations is currently limited, we do not believe that the specific length of the agreement is material and needs to be disclosed. We will continue to monitor our arrangement with Microsoft and the related payments and will provide additional disclosure in our future annual reports on Form 20-F if we believe that the net effect of the payments, or the arrangement generally, is reasonably likely to have a material effect on our financial condition or results of operations.

Under the terms of the agreement governing the platform support payments, the amount of the quarterly platform support payment is USD 250 million for each quarter. The euro amount of the platform support payment will fluctuate based on the applicable foreign exchange translation of the US Dollars into euro which is our reporting currency. We will state this fact in future annual reports on Form 20-F if discussing the amount of the platform support payment.

2. We note your response to comment 4 in our letter dated April 17, 2012. Since you had a significant increase in non-recurring IPR royalty income in 2011 as compared to 2010, tell us and disclose in more detail why the inclusion of such income in the Devices & Services ASP is meaningful to investors. In addition, disclose your operational structure changes in 2011 that contributed to the decision to provide certain financial information for your Smart Devices and Mobile Phone business units, including their respective ASP.

Average selling price (“ASP”) is a non-IFRS measure that is a common term in the industry but there is no industry guidance or clear practice to follow when calculating ASP. We have calculated the Devices & Services ASP in a manner that is consistent with the manner in which we calculated it for past periods where Devices & Services was both an operating and reportable segment. This calculation includes the IPR royalty income common to Devices & Services. When the Devices & Services segment was further disaggregated into two separate segments — Smart Devices and Mobile Phones — the common IPR royalty income continued to be reported in Devices & Services Other and, accordingly, was not allocated to the two new operating and reportable segments. Consequently, the calculation of ASP for the Smart Devices and Mobile Phones segments does not include any unallocated items and the segment specific ASP aligns with the revenues reported by each relevant operating and reportable segment.

We have consistently provided net sales for the entire Devices & Services segment, including IPR royalty income, as the basis for the calculation of that ASP.  We therefore elected to continue disclosing the average selling price at the Devices & Services level as an additional item even though our Devices & Services business is no longer an operating and reportable segment.  We believe our approach provides investors with a straightforward and consistent mathematical calculation that does not leave ambiguity as to the elements that are included.  Furthermore, the continued disclosure of the measure and the method of calculation maintain historical comparability of the Devices & Services ASP.

We believe that the primary ASP measures that our investors follow in our current reporting structure are the respective ASP’s of the Smart Devices and Mobile Phones business units where IPR royalty income is not included.  Accordingly, we will in future annual reports on Form 20-F, if reporting ASPs of the entire Devices & Services business, provide these in a form that either excludes IPR royalty income, or include an additional ASP measure where the IPR royalty income is excluded along with the ASP measure that includes the IPR royalty income.

The way we disclose our ASP’s for the business units corresponds with our internal reporting and is in line with the way information is provided to our chief operating decision maker (“CODM”).  We have disclosed  our reporting structure on page 87 and in Note 2, starting on page F-25 of our 2011 20-F. Specifically, we have disclosed that as of April 1, 2011, our Devices & Services business includes two operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market feature phones. This change in the reporting structure (whereby Smart Devices and Mobile Phones are reported as new operating and reportable segments) is consistent with segment reporting guidance in IFRS 8. Corresponding changes were made in the information and reporting that is provided to our CODM on a regular basis. This reporting includes discrete financial information and operational and resource decisions made at the Smart Devices and Mobile Phones reportable segment level. Lines of responsibilities and accountability for the heads of the new reportable segments are consistent with the organizational changes made in reporting to our CODM. We originally announced our plans for the two new business units and reportable segments as a part of the announcement of our new strategy on February 11, 2011 which announcement was furnished to the SEC on Form 6-K. We additionally explained our new strategy including changes to our operational structure in our Form 20-F for the year ended December 31, 2010, on pages 41, 75, 91 and F-73.

Nokia acknowledges that

• Nokia is responsible for the adequacy and accuracy of the disclosure in its filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Nokia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Kristian Pullola by e-mail at kristian.pullola@nokia.com or by phone +358 (0)7 1800 8000.

NOKIA CORPORATION

/s/ Kristian Pullola	/s/ Riikka Tieaho
Kristian Pullola	Riikka Tieaho
Senior Vice President,	Vice President,
Corporate Controller	Corporate Legal

cc:	Kris Muller
PricewaterhouseCoopers

Pamela M. Gibson
Shearman & Sterling LLP